UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)*

Elsinore Services, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

None
(CUSIP Number)

Dean V. Schauer
4201 Connecticut Avenue, N.W.,
Suite 407
Washington, D.C. 20008
(202) 609-7756
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. None.	Page 2 of 6

1.			NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dean V. Schauer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a) ☐ (b) ☒
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION Arne Dunhem, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	4,000,000
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	4,000,000
	10.	SHARED DISPOSITIVE POWER	0
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		40.00% of Common Stock
14.			TYPE OF REPORTING PERSON (see instructions) IN

CUSIP NO. None.	Page 3 of 6

Item 1.	Security and Issuer.

The title of the class of securities to which this Schedule 13D filing relates is common stock, $.001 par value per share (the “Common Stock”), of Elsinore Services, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive office is located at 4201 Connecticut Avenue, N.W., Suite 407, Washington, D.C. 20008.

Item 2.	Identity and Background.

This statement is being filed by Dean V. Schauer, an individual (“Mr. Schauer” or the “Reporting Person”).  Mr. Schauer is the Chief Financial Officer, and Senior Vice President, and a director of the Company, and owns and controls approximately 40.00% of the shares of Common Stock of the Company.  Mr. Schauer’s principal business address is 4201 Connecticut Avenue, N.W., Suite 407, Washington, D.C. 20008.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.  Mr. Schauer is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 31, 2009, the Company issued an aggregate of 3,413,000 shares of Common Stock at $0.001 per share to Mr. Schauer in consideration of $3,413 in expenses incurred and billed to the Company.  In addition, on December 31, 2009, the Company entered into a stock subscription agreement with Mr. Schauer pursuant to which Mr. Schauer purchased an aggregate of 587,000 shares of Common Stock at $0.001 per share or aggregate proceeds to the Company of $587.  The source of the funds for such subscription was personal funds.

CUSIP NO. None.	Page 4 of 6

The shares of Common Stock acquired by Mr. Schauer represent approximately 40.00% of the total number of shares of Common Stock of the Company issued and outstanding on the date of the filing of this Schedule 13D.

The foregoing shares were issued to Mr. Schauer in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, and constitute "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.

Item 4.	Purpose of Transaction.

The purpose of the filing of this Schedule 13D of the Reporting Person is to report the acquisition of the following securities of the Company: on December 31, 2009, the Reporting Person acquired an aggregate of 3,413,000 shares of the Company’s Common  Stock; and, on December 31, 2009, the Reporting Person acquired an aggregate of 587,000 shares of the Company’s Common Stock.  The Reporting Person acquired such shares for investment purposes.

Mr. Schauer intends to continually assess the market for the Common Stock as well as the Company’s financial position and operations.  Except as disclosed herein, Mr. Schauer does not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future. Depending upon a continuing assessment and upon future developments, Mr. Schauer may determine, from time to time, or at any time, to sell or otherwise dispose of some or all of the shares of Common Stock owned by Mr. Schauer, subject to compliance with the Securities Act and applicable state law.  In making any such determination, Mr. Schauer will consider his goals and objectives, other business opportunities available to him, as well as general stock market conditions.

CUSIP NO. None.	Page 5 of 6

Item 5.	Interest in Securities of the Issuer.

(a) and (b).                                Mr. Schauer may be deemed to be the beneficial owner of the 4,000,000 shares or 40.00% of the total outstanding shares of Common Stock of the Company (calculated on the basis of 10,000,000 shares of the Company’s Common Stock issued and outstanding as of the date of the filing of this Schedule 13D and as disclosed in the Company’s Registration Statement on Form S-1 filed April 8, 2010, as amended (File No. 333-165949)).   Mr. Schauer has the sole power to vote and dispose of, or direct the voting or disposition of, such shares of the Company’s Common Stock.
(c)           None.
(d)           None.
(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, to the best of the knowledge of Mr. Schauer, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed As Exhibits.

None.

CUSIP NO. None.	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEAN V. SCHAUER

Dated: June 10, 2010	Signed:	/s/ Dean V. Schauer